SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);
☐	Merger

☑	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)
2.	Name of fund: First Funds (formerly Legacy Funds Group)

3.	Securities and Exchange Commission File No:

1933 Act Registration No. 333-72732 1940 Act Registration No. 811-10569

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3435 Stelzer Road Columbus, OH 43219
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Danio Mastropieri Citi Fund Services 100 Summer St., Ste. 1500 Boston, Massachusetts 02110 (617) 824-1361

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

First Financial Bank 4000 Smith Road, Suite 400 Cincinnati, OH 45209 513-979-5867

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☑ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

First Financial Capital Advisors LLC 4000 Smith Road, Suite 400 Cincinnati, OH 45209

Munder Capital Management (sub-advisor for First Elite Money Market) 480 Pierce Street Birmingham, MI 48009

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

September 2007 to present: Foreside Distribution Services, L.P. 10 High Street, Suite 302 Boston, MA 02110

Prior to September 2007: BISYS Fund Services Limited Partnership 100 Summer Street, Suite 1500 Boston, MA 02110

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.: 811-___

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place:

The Registrant’s Board approved liquidation on November 9, 2009.

If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☑ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article IX, Section 5 of the Registrant’s Amended and Restated Agreement and Declaration of Trust permits termination of the Trust by the Registrant’s Board with written notice to shareholders. Registrant notified shareholders via a prospectus supplement filed with the Securities and Exchange Commission on November 10, 2009.
II. Distribution to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

On or about December 18, 2009.

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☑ No ☐ Not Applicable

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:

$6,500

(ii)	Accounting expenses:

None

(iii)	Other expenses (list and identify separately):

$25 ($600 of State Registration termination fees, offset by a $575 refund)

(iv)	Total expenses (sum of lines (i)-(iii) above):

$6,525
(b)	How were those expenses allocated?
The expenses were allocated to each Series of the Trust based on relative net assets.
(c)	Who paid the expenses?
The expenses were paid by the Trust, however certain of these expenses were reimbursed by First Financial Capital Advisors LLC.
(d)	How did the fund pay for unamortized expenses (if any)?
None
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of First Funds (ii) he is the President of First Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ J. Franklin Hall
J. Franklin Hall
First Funds President and Chief Executive Officer